Filed pursuant to Rule 253(g)(2)

File No. 024-11823

SUPPLEMENT NO. 2 DATED OCTOBER 30, 2025

TO THE OFFERING CIRCULAR DATED JULY 1, 2025

Energy Exploration Technologies, Inc.

____________________________

1654 Calle Tulipan, Ste 100,

San Juan, PR 00927

(737) 273-9677

EnergyX.com

____________________________

Best Efforts Offering of

up to 1,463,377 Shares of Common Stock at $11.00 per Share

____________________________

This second supplement (the “Supplement”) is part of the offering circular dated July 1, 2025, as amended and supplemented from time to time (the “Offering Circular”) of Energy Exploration Technologies, Inc. (“EnergyX” or the “Company”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto.

The purpose of this Supplement is to disclose that, effective as of October 31, 2025 (the “Effective Date”), the price per share of Common Stock in this Offering is increased from $10.00 to $11.00. In connection with this change, the minimum investment amount is increased from $1,000 to $1,100 so that investors continue to purchase whole shares only. The Company does not issue fractional shares, and all subscriptions must be for a whole number of shares. At the revised price, the minimum investment equals 100 shares.

This price adjustment represents a 10% increase from the most recently qualified offering price and is being made pursuant to a supplement to the Offering Circular. The SEC permits issuers to file offering circular supplements, from time to time, to change the offering price of shares being offered so long as such change: (i) constitutes an increase of no more than 20% relative to the most recently qualified offering price; and (ii) does not result in a violation of the maximum offering amount limitations set forth under Rule 251(a)(2) of Regulation A.

Subscriptions accepted by the Company prior to the Effective Date will remain at the previous price of $10.00 per share. New subscriptions accepted by the Company on or after the Effective Date will be at the revised price of $11.00 per share. For subscription agreements submitted prior to the Effective Date that have not yet been accepted by the Company, the following applies:

●	If the investment has already been funded and the Company accepts the subscription after the Effective Date, the subscription will be processed at the prior offering price of $10.00 per share.

●	If the investment has not been funded, the Company or its agents will notify the affected subscribers of the price increase and provide them with two weeks to confirm their investment at $10.00 per share. If the subscriber does not confirm within this two-week period, the unfunded subscription will be cancelled. To participate in the Offering after cancellation, the subscriber will need to submit a new subscription at the increased price of $11.00 per share.

Accordingly, the Offering Circular is hereby supplemented as follows:

1.	COVER PAGE

Energy Exploration Technologies, Inc., a Puerto Rican corporation referred to herein as the Company, EnergyX, we, us, or our and similar terms, is conducting a best-efforts offering of up to 1,330,343 shares of our common stock, par value $0.01 per share, which we refer to as the Shares or Common Stock, at a price of $11.00 per share, for gross proceeds of up to $16,097,147. The minimum amount you may invest in this offering is $1,100 for 100 Shares, and any additional purchases must be made in increments of at least $11. However, we reserve the right to waive this minimum in our sole discretion.

As of October 27, 2025, the Company had sold approximately 1,236,623 Shares in the Offering, at $10.00 per Share, for gross proceeds of $12,366,230, and issued 200,000 Bonus Shares (the maximum amount reserved for issuance pursuant to the Bonus Share Program) for zero consideration. As such, prospective investors in this offering on and after the Effective Date will not receive any Bonus Shares.

No public trading market currently exists for our Shares, and we do not expect one to emerge in the foreseeable future. Further, we have not applied, and do not anticipate applying in the near term, for quotation of our Shares on any national securities exchange or over-the-counter market. As a result, investors should be prepared to hold their Shares indefinitely.

Regulation A Rule 251(a)(2) limits us to aggregate gross proceeds of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the original $10.00 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional Shares we may offer under Regulation A will increase overtime as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this Offering Circular and the Offering Statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

To participate in this Offering, you must complete a subscription agreement available through our offering page at invest.energyx.com or www.investinlithium.com, and deposit your investment funds in our non-interest-bearing escrow account with Enterprise Bank & Trust, who we refer to as the Escrow Agent. If we reject your subscription, in whole or in part, or if we accept it but do not conduct a closing of this Offering thereafter due to the termination of the Offering for any reason, the Escrow Agent will promptly return your investment funds without interest or deduction, in accordance with Rule 10b-9 under the Exchange Act. Until a closing occurs, your subscription agreement will remain revocable and your investment funds will be refundable. Once a closing has occurred, your subscription will become irrevocable, your funds will no longer be refundable, and your Shares will be issued. This offering is continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, and closings, each of which we refer to as a Closing, and collectively, the Closings, may occur from time to time throughout the term of the Offering to maximize economic efficiency. Notwithstanding the foregoing, we intend to conduct a Closing at least every four to eight weeks following the first Closing.

This Offering will terminate at the earliest of (a) the date on which we perform a Closing and issue a number of Shares constituting the maximum offering amount in this Offering, as amended from time to time via post-qualification amendment, (b) the date which is three years from the date this Offering is qualified by the SEC, or (c) the date on which this Offering is earlier terminated by us, in our sole discretion. Notwithstanding (b) above, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A at least every twelve months after this Offering has been qualified by the SEC. See “Plan of Distribution” for more information.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

We are offering our Shares on a best-efforts basis, meaning there is no guarantee that we will receive any proceeds from the sale of our Shares in this Offering. We have engaged DealMaker Securities LLC, a registered broker-dealer and member of the Financial Industry Regulatory Authority, or FINRA, and its affiliates to provide broker-dealer compliance services, technology, and marketing support in connection with this Offering. See “Plan of Distribution” for more information.

	Price to Public (1) (2)	Underwriting Compensation (3)	Proceeds to Issuer (4)
Per Share	$11.00	$0.33	$10.67
Transaction Fee Per Share	0.146	0.004	0.142
Total Maximum Value	16,338,604	790,158	15,548,446

(1)	Does not include amounts sold in this Offering prior to the Effective Date.

(2)	There will be a one and one-half percent (1.5%) transaction fee, referred to as the Investor Transaction Fee, that participants in this offering will pay in order to help offset the costs associated with collecting the payment for the sale of our shares in this offering to investors. This transaction fee, and the value of any bonus shares sold hereunder, is included in our calculation of the maximum amount we may sell in this offering pursuant to Regulation A Rule 251(a)(2). See “Plan of Distribution” for more information.

(3)

We have paid and will continue to pay DealMaker a maximum cash commission of 3% on (i) the sale of any shares in this offering and (ii) any Transaction Fee we receive. Prior to the Effective Date, we paid DealMaker a total cash commission of $376,552 with respect to each Share sold at the $10,00 offering price. The amounts set forth in this column excludes $155,000 in additional underwriting compensation we will pay to DealMaker and its affiliates in connection with the services they are providing in this offering. See “Plan of Distribution” for more information. In any event, the amount of compensation we will pay to DealMaker and its affiliates in connection with this Offering (including at each price which Shares are sold hereunder) will not exceed $1,321,710; provided, that such amount is subject to increase upon any later amendment to this Offering in which we increase the amount of Shares being offered herein. Except for DealMaker’s underwriting commissions, we will pay all underwriting compensation associated with the sale of our Selling Shareholder’s Shares in this offering, unless we agree otherwise.

(4)	This amount represents the proceeds we will receive from the sale of shares and associated investor processing fees in this offering minus Underwriting Compensation but does not account for the excludes payment processing expenses, out-of-pocket expenses, or other related service fees. The figures also do not account for other expenses payable by our company in connection with this offering, including costs related to accounting, legal services, printing, due diligence, software, marketing, and selling efforts.

2.	CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

●	on an actual basis, which included the sale of 57,274 Shares which were subscribed for but yet to be issued at an average $4.05 per share for net proceeds of $228,425 in a private placement under Rule 506(c) of Regulation D;

●	on an as-adjusted basis to reflect (i) the sale of 402,664 Shares at $4.75 per share for gross proceeds of $1,883,104 on January 1, 2025, (ii) the sale of 4,212 Shares at an average of $4.75 per share for net proceeds of $19,698 in a private placement under Rule 506(c) of Regulation D on January 1, 2025, (iii) the refund of 11,848 Reg A Shares issued in 2024 at a price of $4.75 per share, (iv) the sale of approximately 1,236,623 Shares, at $10.00 per share, for net proceeds of approximately $11,996,172 in this Offering as of October 27, 2025, and (v) the issuance of 200,000 Bonus Shares, for zero consideration, in this Offering as of October 27, 2025; and

●

on an as-adjusted, a pro forma basis to reflect the issuance of up to 1,330,343 Shares in this Offering at $11.00 per share, resulting in net proceeds to us of approximately $15,548,446 after deducting estimated DealMaker commissions and accountable expenses of $790,158.

	As of December 31, 2024
	Actual	As-Adjusted	As-Adjusted, Pro Forma
Stockholders’ equity (deficit):
Common stock, $0.01 par value per share, 400,000,000 shares authorized, and 110,042,200 shares issued and outstanding, actual; 111,967,535 shares issued and outstanding, as-adjusted basis; and 113,204,158 shares issued and outstanding, as-adjusted, pro forma	1,100,422	1,118,739	1,132,042
Founders 1 Preferred Stock, $0.01 par value per share, 42,000,000 authorized, 42,000,000 issued and outstanding, actual; as-adjusted; and as-adjusted, pro forma	420,000	420,000	420,000
Series A Preferred Stock, $0.01 par value per share, 21,260,298 authorized, 21,260,298 issued and outstanding on an issued and outstanding on an actual; as-adjusted; and as-adjusted, pro forma basis	212,610	212,610	212,610
Series B Preferred Stock, $0.01 par value per share, 18,716,442 authorized, 18,716,442 issued and outstanding, actual; as-adjusted; and as-adjusted, pro forma	187,164	187,164	187,164
Warrants	75,000	75,000	75,000
Additional paid-in capital	$117,055,253	$130,938,224	$145,303,866
Stock subscription receivable
Other reserves
Accumulated deficit	(52,388,559)	(52,388,559)	(52,388,559)
Total stockholders’ equity (deficit)	66,661,890	80,563,177	94,942,123
Total capitalization	$66,661,890	$80,563,177	$94,942,123

The table above excludes:

●	30,000,000 shares of Common Stock originally reserved under our 2019 Equity Incentive Plan, of which 16,775,388 Shares remain outstanding, are subject to vesting schedules, and are exercisable at prices ranging from $0.008 to $0.0255 per share; and

●	57,238,454 shares of Common Stock reserved for issuance under our 2021 Equity Incentive Plan, of which 34,568,565 Shares are issuable pursuant to outstanding awards, subject to vesting schedules, and exercisable at prices ranging from $0.0255 to $1.54 per share. This reserve consists of (i) an initial base of 50,842,680 Shares, (ii) 6,395,774 Shares transferred from the 2019 Equity Incentive Plan upon the adoption of the 2021 Plan, and (iii) additional Shares added to the reserve as awards granted under the 2019 Plan expire, terminate, are canceled, or are forfeited and subsequently transferred to the 2021 Plan reserve.

3.	DILUTION

Investors will incur immediate dilution in the net tangible book value of their Shares. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets and dividing the result by the number of outstanding Shares.

As of October 27, 2024, our approximate net tangible book value was $75,396,413, or $0.39 per Share, assuming the conversion of all preferred stock into common stock on a one-to-one basis and the consideration of the sale of 1,236,623 Shares at $10.00 per share and the issuance of 200,000 Bonus Shares in this Offering. After giving effect to the sale 1,330,343 Shares at $11.00 per share in this Offering following the Effective Date of this Supplement, for net proceeds of $14,407,678 after deducting estimated DealMaker commissions and accountable expenses of $445,598 our as-adjusted, pro forma net tangible book value as of December 31, 2024, would have been approximately $89,804,091, or $0.46 per Share. This represents an immediate increase of $0.07 per Share in net tangible book value for existing shareholders and an immediate dilution of $10.54 per Share to investors purchasing Shares in this Offering following the Effective Date, as illustrated below.

Offering price per share		$11.00
Historical net tangible book value per share as of December 31, 2024	$0.32
As-adjusted net tangible book value per share as of October 27, 2025	0.39
Increase in as-adjusted net tangible book value per share after this Offering	0.07
As-adjusted, pro forma net tangible book value per share after this Offering	$0.46
Dilution per share to investors in this Offering		$10.54

The following table sets forth, as of the date of the Offering Statement of which this Offering Circular forms a part, the total number of Shares previously issued and sold to existing investors, including shares of preferred stock convertible into Shares on a one-to-one basis, the total consideration paid for the foregoing and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the purchase price per share set forth on the cover page of this Offering Circular, before deducting estimated DealMaker commissions and offering expenses, in each case payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	193,851,1865	99.0	$143,966,230.00	91.0	$.74
New Investors	1,330,343	1.0	14,633,770.00	9.0	11.00
Total	195,181,528	100.0	$158,600,000.00	100.0	$0.81

*	denotes less than one percent.

The above table is based on 111,967,535 shares of Common Stock and 81,977,370 shares of preferred stock which are convertible into common stock on a one-to-one basis issued and outstanding as of the date of this Offering Circular (including the Common Stock and Bonus Shares previously issued in this Offering), but excluding:

●	30,000,000 shares of Common Stock originally reserved under our 2019 Equity Incentive Plan, of which 16,775,388 Shares remain outstanding, are subject to vesting schedules, and are exercisable at prices ranging from $0.008 to $0.0255 per share;

●	57,238,454 shares of Common Stock reserved for issuance under our 2021 Equity Incentive Plan, of which 34,568,565 Shares are issuable pursuant to outstanding awards, subject to vesting schedules, and exercisable at prices ranging from $0.0255 to $1.54 per share. This reserve consists of (i) an initial base of 50,842,680 Shares, (ii) 6,395,774 Shares transferred from the 2019 Equity Incentive Plan upon the adoption of the 2021 Plan, and (iii) additional Shares added to the reserve as awards granted under the 2019 Plan expire, terminate, are canceled, or are forfeited and subsequently transferred to the 2021 Plan reserve; and

●	the 75,000 Shares issuable upon exercise of a warrant.

To the extent any outstanding options or warrants are exercised, new options or restricted stock are issued under our stock-based compensation plans, or any other securities are issued, or we issue additional shares of Common Stock or warrants in the future, there will be additional dilution to the investors participating in this Offering.

4.	PLAN OF DISTRIBUTION

We are offering, on a best-efforts basis, up to 1,330,343 shares of Common Stock at $11.00 per share, for aggregate gross proceeds of up to $16,097,147, plus a 1.5% Transaction Fee. As of October 27, 2025 and prior to the Effective Date of this Supplement and the price increase described herein, we had sold 1,236,623 shares of Common Stock at $10.00 per share, for gross proceeds of approximately $12,366,230, plus a 1.5% Transaction Fee, and had issued 200,000 Bonus Shares pursuant to our Bonus Share Program. Prospective investors should note that we have exhausted the Bonus Shares reserved for issuances under our Bonus Share Program, and that no investor in our Shares following the Effective Date of this Supplement shall receive any Bonus Shares.

The minimum amount you may invest in the Offering is $1,100 for 100 shares, and any additional purchases must be made in increments of at least $11, in each case in addition to a 1.5% Transaction Fee placed on each sale and collected by the Company to help offset the cost of investment processing fees. However, we reserve the right to waive this minimum and the Transaction Fee in our sole discretion. We generally process all investments in this Offering on a first-come first-served basis, subject to our final discretion, up to the maximum Offering amount identified on the cover page to this Offering Circular. Our management determined the price of our shares in this Offering without the input of an investment bank or other third party, based on consideration of the information set forth in this Offering Circular, the Company’s history and business prospects and the history of and prospects for our industry, the Company’s prospects for future earnings and the present state of our business and business plan, the general condition of the market at the time of this Offering, the recent market prices of and demand for publicly traded securities of generally comparable companies, and other factors deemed relevant to the Company.

Regulation A Rule 251(a)(2) limits us to an aggregate of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the original $10.00 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional shares we may offer under Regulation A will increase over time as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this offering circular and the offering statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

The Offering will remain open for a period of three years following the date of its qualification by the SEC, unless we terminate the Offering prior to such date, which we can do in our sole and absolute discretion. At least every 12 months after this Offering has been qualified by the SEC, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A. The Offering relates to a number of securities that we reasonably expect to offer and sell within three years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. While this Offering will be continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, closings may take place from time to time over the term of this Offering in order to maximize economic efficiencies for the duration of this Offering. In any event, we intend to hold a Closing every four to eight weeks following the first Closing.

Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. The Company had previously entered into an agreement with one of our directors to assist in raising capital for the Company. The agreement has since been terminated and no directors or officers of the Company shall be compensated, whether in the form of commission or other remuneration, in connection with this Offering. At the end of this Offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

We intend to market this Offering using both online and offline means. Online marketing may take the form of contacting potential investors through electronic media, television advertising and posting our Offering Circular or “testing the waters” materials on an online investment platform. All advertising will direct investors to our offering page. This Offering Circular will be furnished to prospective investors via download from the Company’s website available at www.investinlithium.com or invest.energyx.com, on a landing page that relates to this Offering.

In compliance with Regulation A Rule 252(f), we will amend the Offering Circular and the Offering Statement of which it forms a part during the term of this Offering whenever doing so is necessary to correct information contained in therein or herein that has become false or misleading in light of existing circumstances, disclose that material developments have occurred, or disclose that there has been a fundamental change in the information initially presented in the Offering. Such amendments, if any, will not only correct any misleading information and provide material updates to the extent necessary, but will also provide updated financial statements, will be filed as an exhibit to the Offering Statement, and will be requalified by the SEC before we are able to continue selling our shares in this Offering.

Investors in this Offering will be required to pay us a transaction fee equal to 1.5% of the purchase price for their shares at the time of their subscription to help offset investment processing fees associated with this Offering. The Investor Processing fee is subject to the underwriter’s commission charged by DealMaker and is included in the calculation of the maximum underwriting compensation payable to DealMaker.

Subscription Process

You will be required to complete a subscription agreement available through our offering page at invest.energyx.com or www.investinlithium.com to invest in this Offering. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, excluding your principal residence. Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. If your subscription agreement is not complete or there is other missing or incomplete information, DealMaker will attempt to contact you to obtain any missing information. Your subscription agreement will be rejected if it is incomplete. The subscription agreement for our shares provides that all contractual matters arising out of the agreement will be governed by the Puerto Rico General Corporations Act of 2009. See “Description of Securities” in the Offering Circular for more information.

We may accept or reject your subscription agreement and investment funds at our sole discretion, at any time and from time to time. However, we will not issue your Shares until and unless we conduct a Closing. If we accept your subscription agreement and investment, we will send you confirmation of our acceptance. Until we conduct a Closing, your investment funds will be held in our escrow account, your subscription agreement will remain revocable, and your investment funds will be refundable. Once a Closing has occurred, your subscription agreement will become irrevocable, your investment funds will no longer be refundable, and we will issue your Shares. If we (i) reject your subscription for our Shares, (ii) accept your subscription for our Shares but do not perform a closing thereafter, or (iii) terminate the Offering before a Closing occurs following your subscription for our Shares, your investment funds will be promptly returned by our Escrow Agent without interest or deduction.

Sales and other promotional materials presented in connection with this Offering may include information relating to this Offering, our past performance, property brochures, articles and publications, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular, as supplemented from time to time, and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our shares, these materials will not give a complete understanding of this Offering, our company or our shares and are not to be considered part of the Offering Circular, as supplemented from time to time, or the Offering Statement of which it forms a part. This Offering is made only by means of the Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in our shares.

DealMaker Securities, LLC

We have engaged DealMaker Securities, LLC, referred to as DealMaker Securities, as the broker-dealer of record to assist in the offering of our shares, together with its affiliated service providers, Novation Solutions Inc. O/A DealMaker, a technology provider, and DealMaker Reach, LLC which we refer to as Reach, a marketing advisory business. Neither DealMaker Securities nor its affiliates have investigated the desirability or advisability of investment in our shares, nor approved, endorsed or passed upon the merits of purchasing our shares. Under no circumstance will DealMaker Securities recommend any of our securities or provide investment advice to any prospective investor or make any securities recommendations to investors. DealMaker Securities is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based on DealMaker Securities’ and its affiliates’ anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of DealMaker Securities in this offering as any basis for a belief that it has done extensive due diligence. DealMaker Securities does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement or Offering Circular presented to prospective investors in our shares. All inquiries regarding this Offering should be made directly to our company. Neither DealMaker Securities nor any of its affiliates are acting as, and this Offering does not involve, a statutory underwriter.

Pursuant to FINRA Rule 5110, the aggregate compensation, including cash fees, advances not refunded, non-cash items, and any other amount paid to DealMaker Securities or its affiliates for services in connection with this Offering, will not exceed $1,321,710 assuming this Offering is fully subscribed. DealMaker Securities will monitor all fees to ensure compliance with this limitation. A description of the services DealMaker Securities and its affiliates will provide us in connection with this Offering follows, and the fees we will pay in exchange for those services, is set forth below.

Administrative and Compliance Related Functions

DealMaker Securities will provide the following administrative and compliance-related functions pursuant to our agreement:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into this Offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager;

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	Providing white-labeled platform customization to capture investor acquisition through the DealMaker’s platform’s analytic and communication tools;

●	Consulting with the Company on question customization for investor questionnaire;

●	Consulting with the Company on selection of webhosting services;

●	Consulting with the Company on completing template for the Offering campaign page;

●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to the Company on preparation and completion of this Offering Circular;

●	Advising the Company on how to configure our website for the Offering working with prospective investors;

●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for this Offering;

●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with Company personnel and counsel in providing information to the extent necessary.

For these services, we agreed to pay DealMaker Securities a one-time $10,000 advance against accountable expenses for the provision of compliance services and pre-offering analysis, a commission equal to 3% of the gross proceeds from the sale of our shares in this Offering. If fully subscribed (including the Shares sold in this Offering prior to the Effective Date of this Supplement), the underwriting compensation paid to DealMaker Securities would be $866,710.

Technology Services

Pursuant to our agreement, DealMaker will create and maintain the online subscription processing platform for this Offering. After the qualification of our offering statement and this Offering Circular, we will conduct this Offering through DealMaker’s subscription processing platform on our website, accessible via www.investinlithium.com or invest.energyx.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate.

For technology services, we will pay a one-time $5,000 advance, and $2,000/month for three months (total of $6,000) in accountable expenses. Once the Offering commences, we will pay $2,000/month for account management services not to exceed $18,000. The total compensation to be paid to DealMaker for these services is $29,000.

Marketing and Advisory Services

We have also engaged Reach to provide certain marketing advisory services, including guidance on the design and messaging of our creative assets, website design and implementation, paid media and email campaigns, offering page optimization, and strategic planning, implementation, and execution related to our capital raise marketing budget.

We have agreed to pay Reach a $20,000 advance, and $8,000/month for three months (total of $24,000) in accountable expenses. Once the Offering commences, we will pay $8,000/month for ongoing advisory services not to exceed $72,000. In addition, we may authorize, on a case-by-case basis, up to $300,000 for supplementary marketing services and media management. The total compensation to be paid to Reach is $416,000.